SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 FINAL AMENDMENT

                      EXCELSIOR HEDGE FUND OF FUNDS I, LLC
                                (Name of Issuer)

                      EXCELSIOR HEDGE FUND OF FUNDS I, LLC.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                              Stephen C. Hassenfelt
                      Excelsior Hedge Fund of Funds I, LLC
                           c/o NCT Opportunities, Inc.
                                U.S. Trust Center
                              301 North Elm Street
                        Greensboro, North Carolina 27401
                            Telephone: (336) 273-8544
                            Telephone: (888) 440-8677

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                October 29, 2002
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)


                            CALCULATION OF FILING FEE

---------------------------------------- ----------------------- ------------------------------- ---------------------

Transaction Valuation:                   $17,500,000(a)          Amount of Filing Fee            $1,610(b)
---------------------------------------- ----------------------- ------------------------------- ---------------------

(a)      Calculated   as  the  aggregate  maximum  purchase  price  for  limited liability company interests.

(b)      Calculated at $92 per $1,000,000 of the Transaction Valuation.

[x]      Check  the  box  if  any part of the  fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,610
Form or Registration No:  SCHEDULE TO, REGISTRATION NO. 005-62151
Filing Party:  EXCELSIOR HEDGE FUND OF FUNDS I, LLC
Date Filed:  October 29, 2002

[ ]     Check   the   box   if  the  filing   relates   solely  to   preliminary
        communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]     third-party tender offer subject to Rule 14d-1.

[x]     issuer tender offer subject to Rule 13e-4.

[ ]     going-private transaction subject to Rule 13e-3.

[ ]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x].

          This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed October 29, 2002 by Excelsior Hedge Fund of Funds I, LLC (the "Fund") in connection with an offer by the Fund to purchase up to $17,500,000 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on October 29, 2002.

          This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

          The following information is furnished pursuant to Rule 13e-4(c)(4):

          1. The Offer expired at 12:00 midnight, Eastern time, on November 27, 2002.

          2. The Valuation Date of the Interests tendered pursuant to the Offer was December 31, 2002.

          3. $5,472,207.00 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

          4. The payment of the purchase price for the Interests tendered was made in the form of promissory notes given on December 6, 2002 to each Member who tendered Interests that were accepted for purchase by the Fund in accordance with the terms of the Offer. The Fund anticipates paying to such tendering Members, a total of $5,183,921.00 representing the initial amount payable under the notes, on January 30, 2003. The balance, if any, to be paid to each tendering Member with respect to the Interests purchased by the Fund will be paid, with interest, within 10 days after the completion of the Fund's audit for the fiscal year ending March 31, 2003. It is expected that the annual audit will be completed no later than May 30, 2003.



                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               EXCELSIOR HEDGE FUND OF
                                               FUNDS I, LLC

                                           By: /s/ Stephen C. Hassenfelt
                                               -------------------------------
                                               Name:   Stephen C. Hassenfelt
                                               Title:  Authorized Signatory

January 10, 2003